UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from                      to

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN

(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

CTS Corporation Retirement Savings Plan

Index

December 31, 2012 and 2011

*Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator

CTS Corporation Retirement Savings Plan

Elkhart, Indiana

We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Wayne, Indiana

June 12, 2013

Federal Employer Identification Number: 44-0160260

CTS Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$99,046,343	$93,997,981
Notes receivable from participants	1,915,642	1,967,315

Net assets available for benefits	$100,961,985	$95,965,296

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income
Net appreciation in fair value of investments	$8,778,977
Dividends and interest income on investments	2,214,982

Net investment income	10,993,959

Interest on notes receivable from participants	97,773

Contributions
Employer	1,893,593
Employee	4,218,371
Rollovers	307,620

Total contributions	6,419,584

Other additions	129,564

Total additions	17,640,880

Deductions
Benefits paid to participants	12,620,976
Administrative expenses	23,215

Total deductions	12,644,191

Net Increase	4,996,689

Net Assets Available for Benefits, Beginning of Year	95,965,296

Net Assets Available for Benefits, End of Year	$100,961,985

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1: Description of the Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.

General

The Plan was established January 1, 1983, and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at any time. Employees hired after July 1, 2008, are automatically enrolled in the Plan after 30 days of continuous service at a contribution level of 3 percent unless the employee elects a different amount. The Plan also allows for automatic deferral escalation of 1 percent annually up to 10 percent.

Contributions

Employees hired prior to April 1, 2006, (nonbargaining unit employees) or prior to July 1, 2008, (bargaining unit employees at the Elkhart, Indiana facility) and all employees of the Moorpark, California and San Jose, California facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent.

Employees hired after March 31, 2006, other than bargaining unit employees at the Elkhart, Indiana facility and other than employees at the Moorpark, California and San Jose, California facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 5 percent. Bargaining unit employees hired at the Elkhart, Indiana facility after June 30, 2008 have this same Company matching contribution.

The Company provides supplemental contributions at the rate of 3 percent of compensation to nonexempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006, (nonbargaining unit employees) or July 1, 2008, (bargaining unit employees) and who are not employed at the Moorpark, California and San Jose, California facilities.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, 27 mutual funds and a Company common stock fund as investment options for participants.

Vesting

Participants are immediately vested in their contributions, as well as any Company matching and supplemental contributions, plus actual earnings thereon.

Payment of Benefits

Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59 1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity.

Participant Accounts

Each participant’s account is credited (charged) with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance. Participants may not borrow from prior plan money purchase or profit sharing contributions that are in their accounts.

Note 2: Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

Investments

Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3: Administration of the Plan

The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

Note 4: Plan Amendments

Current Plan Year (2012) and Subsequent

The Plan was amended, effective January 1, 2013, to merge the Valpey-Fisher Corporation & Subsidiaries Profit Sharing 401(k) Plan and its participants into the Plan.

Prior Plan Year (2011)

The Plan was amended, effective January 1, 2009, to provide participants and beneficiaries the ability to have a one-year suspension of their minimum required distributions for the 2009 calendar year as permitted by law.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5: Investments

The investments reflected in the Statements of Net Assets Available for Benefits represent the majority of assets in the Plan as of December 31, 2012 and 2011. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets available for benefits at December 31:

Investments	2012	2011
Money Market Funds
Vanguard Prime Money Market Fund	$14,545,755	$17,328,829

Mutual Funds
PIMCO Total Return Fund	12,482,479	10,716,599
American Funds Growth Fund of American R4 Fund	8,486,858	7,454,734
American Funds Fundamental R4 Fund	7,430,915	7,031,973
GAMCO Growth Fund, Class AAA	6,274,166	5,862,100
Vanguard 500 Index Fund	5,287,194	5,542,693
American Funds EuroPacific Growth R4 Fund	5,073,625	5,074,749
* Oakmark Equity and Income Fund; Class I Shares	4,881,110	5,426,781

*	Represents less than 5 percent of net assets available for benefits as of December 31, 2012.

During 2012, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

CTS Corporation common stock	$447,597
Mutual funds	8,331,380

$8,778,977

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 7: Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 8: Party-In-Interest Transactions

Certain Plan investments held at December 31, 2012 and 2011, are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, Plan investments at December 31, 2012 and 2011, also include shares of CTS Corporation common stock. At December 31, 2012 and 2011, fair value of the shares of common stock held by the Plan was $3,169,058 and $3,423,679, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2012 and 2011, were managed by agents of the trustee.

Note 9: Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds, and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan does not hold any Level 2 securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan does not hold any Level 3 securities.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

	2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
Technology	$3,169,058	$3,169,058	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	12,482,479	12,482,479	—	—
Balanced
Target-date	17,042,331	17,042,331	—	—
Moderate allocation	4,881,110	4,881,110	—	—
U.S. equity
Large-cap value	3,521,971	3,521,971	—	—
Large-cap blend	7,430,915	7,430,915	—	—
Large-cap blend, index	5,287,194	5,287,194	—	—
Large-cap growth	14,761,024	14,761,024	—	—
Mid-cap value	190,823	190,823	—	—
Mid-cap blend	2,915,483	2,915,483	—	—
Mid-cap blend, index	954,615	954,615	—	—
Mid-cap growth	957,821	957,821	—	—
Small-cap blend	389,001	389,001	—	—
Small-cap blend, index	2,731,426	2,731,426	—	—
International equity
International value	785,051	785,051	—	—
International blend, index	1,926,661	1,926,661	—	—
International growth	5,073,625	5,073,625	—	—
Money market funds	14,545,755	14,545,755	—	—

Total	$99,046,343	$99,046,343	$0	$0

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

	2011
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock
Technology	$3,423,679	$3,423,679	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	10,716,599	10,716,599	—	—
Balanced
Target-date	12,763,425	12,763,425	—	—
Moderate allocation	5,426,781	5,426,781	—	—
U.S. equity
Large-cap value	3,351,414	3,351,414	—	—
Large-cap blend	7,031,973	7,031,973	—	—
Large-cap blend, index	5,542,693	5,542,693	—	—
Large-cap growth	13,316,833	13,316,833	—	—
Mid-cap value	159,850	159,850	—	—
Mid-cap blend	3,240,467	3,240,467	—	—
Mid-cap blend, index	848,914	848,914	—	—
Mid-cap growth	1,042,475	1,042,475	—	—
Small-cap blend	292,394	292,394	—	—
Small-cap blend, index	2,442,189	2,442,189	—	—
International equity
International value	627,403	627,403	—	—
International blend, index	1,367,314	1,367,314	—	—
International growth	5,074,749	5,074,749	—	—
Money market funds	17,328,829	17,328,829	—	—

Total	$93,997,981	$93,997,981	$0	$0

Note 10: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting $19,309 and $31,289 of delinquent loans as deemed distributions in Form 5500 for 2012 and 2011, respectively, and as notes receivable from participants in the accompanying statements of net assets available for benefits. The change in delinquent loan amounts noted above resulted in a difference in benefits paid to participants of $11,980 for 2012 between Form 5500 and the accompanying statement of changes in net assets available for benefits.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 11: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CTS Corporation Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identify of Issue Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*Vanguard Prime Money Market Fund	Money Market Fund (14,545,755 shares)	$14,545,755

*CTS Corporation	CTS Corporation Common Stock, no par value (298,124 shares)	3,169,058

American Funds EuroPacific Growth R4 Fund	Mutual Fund (125,337 shares)	5,073,625
American Funds Fundamental R4 Fund	Mutual Fund (182,533 shares)	7,430,915
American Funds Growth Fund of America R4 Fund	Mutual Fund (248,663 shares)	8,486,858
Fidelity Value Fund	Mutual Fund (2,500 shares)	190,823
GAMCO Growth Fund, Class AAA	Mutual Fund (180,240 shares)	6,274,166
Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund (28,677 shares)	957,821
Oakmark Equity and Income Fund	Mutual Fund (171,267 shares)	4,881,110
Royce Pennsylvania Mutual Investment Fund	Mutual Fund (33,826 shares)	389,001
PIMCO Total Return Fund	Mutual Fund (1,110,541 shares)	12,482,479
Royce Premier Fund	Mutual Fund (154,340 shares)	2,915,483
T. Rowe Price Equity Income Fund	Mutual Fund (133,156 shares)	3,521,971
*Vanguard 500 Index Fund	Mutual Fund (40,247 shares)	5,287,194
*Vanguard International Value Fund	Mutual Fund (25,178 shares)	785,051
*Vanguard Mid-Cap Index Fund	Mutual Fund (42,484 shares)	954,615
*Vanguard Small-Cap Index Fund	Mutual Fund (70,507 shares)	2,731,426
*Vanguard Target Retirement 2010 Fund	Mutual Fund (42,669 shares)	1,029,601
*Vanguard Target Retirement 2015 Fund	Mutual Fund (269,988 shares)	3,612,443
*Vanguard Target Retirement 2020 Fund	Mutual Fund (159,974 shares)	3,812,171
*Vanguard Target Retirement 2025 Fund	Mutual Fund (235,172 shares)	3,195,985
*Vanguard Target Retirement 2030 Fund	Mutual Fund (70,283 shares)	1,643,212
*Vanguard Target Retirement 2035 Fund	Mutual Fund (102,110 shares)	1,438,728
*Vanguard Target Retirement 2040 Fund	Mutual Fund (28,711 shares)	665,531
*Vanguard Target Retirement 2045 Fund	Mutual Fund (20,529 shares)	298,694
*Vanguard Target Retirement 2050 Fund	Mutual Fund (11,229 shares)	259,266
*Vanguard Target Retirement 2055 Fund	Mutual Fund (1,567 shares)	38,852
*Vanguard Target Retirement Income Fund	Mutual Fund (85,960 shares)	1,047,848
*Vanguard Total International Stock Index Fund	Mutual Fund (128,616 shares)	1,926,661

		81,331,530

*Participant loans	Interest rates ranging from 5.25% to 11.5%, due from January 12, 2013 to December 15, 2021 (354 Loans)	1,915,642

Total assets		$100,961,985

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Retirement Savings Plan

By:	/s/ Ashish Agrawal
Name:	Ashish Agrawal
CTS Corporation
Benefit Plan Administration Committee

Date: June 12, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23(a)	Consent of BKD, LLP